Supplemental Material for Financial Results for FY2015 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2014												FY2015								FY2015
	1Q (2013/4-6)		2Q (2013/7-9)		3Q (2013/10-12)		9 months (2013/4-12)		4Q (2014/1-3)		12 months (’13/4-’14/3)		1Q (2014/4-6)		2Q (2014/7-9)		3Q (2014/10-12)		9 months (2014/4-12)		Forecast 12 months (’14/4-’15/3)
Vehicle Production (thousands of units)	2,254		2,201		2,233		6,688		2,344		9,032		2,239		2,209		2,196		6,644		—
(Japan) – including Daihatsu & Hino	1,059		1,083		1,032		3,174		1,171		4,345		1,016		1,031		994		3,041		—
[Daihatsu & Hino]	[230	]	[230	]	[241	]	[700	]	[267	]	[967	]	[232	]	[216	]	[230	]	[678	]	—
(Overseas) – including Daihatsu & Hino	1,195		1,118		1,201		3,514		1,173		4,687		1,223		1,178		1,202		3,603		—
[Daihatsu & Hino]	[67	]	[67	]	[91	]	[226	]	[92	]	[318	]	[81	]	[83	]	[77	]	[241	]	—
North America	484		406		434		1,324		435		1,759		504		467		486		1,457		—
Europe	108		131		132		372		135		506		127		125		150		402		—
Asia	474		462		510		1,446		493		1,939		474		454		439		1,368		—
Central and South America	64		61		63		188		54		242		67		71		69		207		—
Oceania	27		32		25		83		19		103		20		27		25		71		—
Africa	38		26		37		101		37		138		31		34		33		98		—
Vehicle Sales (thousands of units)	2,232		2,235		2,317		6,785		2,332		9,116		2,241		2,235		2,263		6,740		9,000
(Japan) – including Daihatsu & Hino	526		575		540		1,642		724		2,365		506		524		498		1,529		2,150
[Daihatsu & Hino]	[167	]	[168	]	[169	]	[505	]	[236	]	[740	]	[155	]	[150	]	[165	]	[471	]	[700	]
(Overseas) – including Daihatsu & Hino	1,706		1,660		1,777		5,143		1,608		6,751		1,735		1,711		1,765		5,211		6,850
[Daihatsu & Hino]	[79	]	[78	]	[85	]	[242	]	[83	]	[325	]	[72	]	[82	]	[75	]	[228	]	[300	]
North America	689		609		664		1,962		567		2,529		710		685		712		2,108		2,750
Europe	193		214		223		630		214		844		207		207		220		634		840
Asia	394		385		422		1,201		408		1,609		385		369		374		1,128		1,510
Central and South America	106		105		112		323		91		413		106		110		106		321		410
Oceania	60		68		64		193		66		259		58		63		67		189		250
Africa	67		65		71		203		64		267		61		63		62		185		260
Middle East	196		212		219		626		197		824		206		213		222		640		830
Other	1		2		2		5		1		6		2		1		2		6		—
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,480		2,501		2,568		7,550		2,583		10,133		2,513		2,519		2,615		7,648		10,100
Housing Sales (units)	988		1,677		1,335		4,000		2,270		6,270		898		1,285		1,210		3,393		6,100

Supplemental 1

Supplemental Material for Financial Results for FY2015 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2014						FY2015					FY2015
	1Q (2013/4-6)	2Q (2013/7-9)	3Q (2013/10-12)	9 months (2013/4-12)	4Q (2014/1-3)	12 months (’13/4-’14/3)	1Q (2014/4-6)	2Q (2014/7-9)	3Q (2014/10-12)	9 months (2014/4-12)		Forecast 12 months (’14/4-’15/3)
Foreign Exchange Rates
Yen to US Dollar Rate	99	99	100	99	103	100	102	104	114	107		as premise: 109
Yen to Euro Rate	129	131	137	132	141	134	140	138	143	140		as premise: 139
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	49.1	47.6	45.7	47.4	45.3	46.7	47.5	45.9	46.7	46.6		approximately: 46.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	44.0	42.5	41.8	42.7	41.0	42.2	42.2	41.1	42.9	42.0		—
Number of Employees	337,685	338,475	338,623	338,623	338,875	338,875	342,872	343,511	343,716	343,716	(Note 1)	—
Net Revenues (billions of yen)	6,255.3	6,282.1	6,585.0	19,122.5	6,569.3	25,691.9	6,390.6	6,554.9	7,170.0	20,115.6		27,000.0
Geographic Information
Japan	3,456.2	3,487.5	3,544.0	10,487.8	3,809.6	14,297.4	3,296.5	3,554.2	3,655.8	10,506.6		—
North America	2,105.1	1,962.8	2,136.8	6,204.8	1,912.2	8,117.0	2,259.1	2,240.6	2,655.0	7,154.7		—
Europe	595.9	707.0	726.2	2,029.2	695.6	2,724.9	650.6	715.2	771.3	2,137.2		—
Asia	1,218.0	1,181.8	1,252.6	3,652.5	1,225.1	4,877.6	1,197.4	1,185.1	1,318.3	3,700.9		—
Other	609.0	583.1	603.4	1,795.6	540.9	2,336.6	591.9	614.0	684.2	1,890.2		—
Elimination	-1,729.1	-1,640.2	-1,678.2	-5,047.6	-1,614.3	-6,661.9	-1,605.0	-1,754.4	-1,914.8	-5,274.3		—
Business Segment
Automotive	5,818.0	5,815.2	6,096.5	17,729.8	6,051.5	23,781.4	5,914.6	6,032.5	6,609.6	18,556.9		—
Financial Services	339.8	347.7	364.9	1,052.5	368.5	1,421.0	377.4	399.9	437.7	1,215.1		—
All Other	234.4	273.5	278.4	786.4	364.8	1,151.2	258.3	296.9	301.0	856.3		—
Elimination	-137.0	-154.4	-154.8	-446.3	-215.4	-661.8	-159.7	-174.5	-178.4	-512.7		—
Operating Income (billions of yen)	663.3	592.0	600.5	1,855.9	436.1	2,292.1	692.7	659.2	762.8	2,114.8		2,700.0
(Operating Income Ratio) (%)	(10.6)	(9.4)	(9.1)	(9.7)	(6.6)	(8.9)	(10.8)	(10.1)	(10.6)	(10.5)		(10.0)
Geographic Information
Japan	456.0	373.9	331.3	1,161.4	348.7	1,510.1	365.9	352.8	424.8	1,143.5	(*1)	—
North America	82.6	79.6	112.5	274.8	51.2	326.0	165.5	147.1	183.7	496.4		—
Europe	5.2	20.1	17.7	43.1	15.1	58.2	10.8	22.3	33.2	66.4		—
Asia	104.1	91.4	110.0	305.7	90.0	395.7	110.3	102.5	107.6	320.6		—
Other	42.5	33.6	32.2	108.3	-65.7	42.5	34.0	43.9	29.3	107.2		—
Elimination	-27.3	-6.7	-3.4	-37.4	-3.1	-40.6	5.9	-9.4	-15.9	-19.5		—
Business Segment
Automotive	608.4	499.5	515.5	1,623.6	315.1	1,938.7	586.7	553.5	651.3	1,791.5	(*1)	—
Financial Services	51.2	82.0	67.3	200.6	94.2	294.8	98.2	86.3	100.5	285.0		—
All Other	7.1	13.1	20.6	40.9	23.2	64.2	10.7	17.6	14.8	43.2		—
Elimination	-3.5	-2.6	-3.0	-9.2	3.3	-5.8	-3.0	1.7	-3.7	-5.0		—
Income before Income Taxes (billions of yen)	724.1	619.3	678.9	2,022.4	418.5	2,441.0	771.8	737.3	846.4	2,355.6		2,920.0
(Income before Income Taxes Ratio) (%)	(11.6)	(9.9)	(10.3)	(10.6)	(6.4)	(9.5)	(12.1)	(11.2)	(11.8)	(11.7)		(10.8)
Equity in Earnings of Affiliated Companies (billions of yen)	89.9	68.8	89.2	248.0	70.2	318.3	105.3	60.5	85.1	251.0		300.0
Net Income (billions of yen)	562.1	438.4	525.4	1,526.0	297.0	1,823.1	587.7	539.0	600.0	1,726.8		2,130.0	(Note 2)
(Net Income Ratio) (%)	(9.0)	(7.0)	(8.0)	(8.0)	(4.5)	(7.1)	(9.2)	(8.2)	(8.4)	(8.6)		(7.9)
Shareholder Return
Cash Dividends (billions of yen)	—	205.9	—	205.9	316.9	522.9	—	237.9	—	237.9	(Note 3)	—
Cash Dividends per Share (yen)	—	65	—	65	100	165	—	75	—	75		—
Payout Ratio (%)	—	20.6	—	—	38.5	28.7	—	21.1	—	—		—
Value of Shares Repurchased (billions of yen)	—	—	—	—	—	—	—	169.6	190.3	359.9		—
Number of Shares Canceled (thousands)	—	—	—	—	—	—	30,000	—	—	30,000		—
Number of Outstanding Shares (thousands)	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,417,997	3,417,997	3,417,997	3,417,997		—

Supplemental 2

Supplemental Material for Financial Results for FY2015 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2014						FY2015					FY2015
	1Q (2013/4-6)	2Q (2013/7-9)	3Q (2013/10-12)	9 months (2013/4-12)	4Q (2014/1-3)	12 months (’13/4-’14/3)	1Q (2014/4-6)	2Q (2014/7-9)	3Q (2014/10-12)	9 months (2014/4-12)		Forecast 12 months (’14/4-’15/3)
R&D Expenses (billions of yen)	244.1	232.8	226.6	703.6	206.8	910.5	245.1	244.3	253.0	742.4		1,000.0
Depreciation Expenses (billions of yen)	175.5	193.2	197.8	566.5	209.3	775.9	183.2	193.0	209.1	585.4		820.0	(Note 4)
Geographic Information
Japan	88.0	105.4	111.3	304.8	117.7	422.5	92.8	101.7	112.3	306.8		420.0
North America	40.9	41.3	39.0	121.3	41.8	163.2	41.1	39.4	42.1	122.8		180.0
Europe	14.3	14.2	13.9	42.5	12.1	54.7	15.2	15.4	14.0	44.7		60.0
Asia	21.0	20.8	23.4	65.2	28.0	93.2	26.7	27.3	31.9	86.1		120.0
Other	11.1	11.3	10.0	32.5	9.5	42.0	7.2	9.0	8.5	24.8		40.0
Capital Expenditures (billions of yen)	203.0	224.2	212.2	639.5	361.1	1,000.7	208.2	231.9	265.8	706.0		1,050.0	(Note 4)
Geographic Information
Japan	86.6	106.5	104.7	298.0	180.2	478.2	97.8	119.3	119.8	337.0		500.0
North America	46.1	39.0	18.9	104.0	69.0	173.0	43.6	41.4	48.7	133.8		240.0
Europe	8.8	8.6	10.5	27.9	18.6	46.6	11.5	11.2	23.9	46.7		60.0
Asia	46.9	60.8	61.9	169.7	66.9	236.6	40.5	42.6	41.7	125.0		160.0
Other	14.5	9.1	16.1	39.8	26.1	66.0	14.6	17.1	31.5	63.3		90.0
Total Liquid Assets (billions of yen)	6,471.9	6,944.7	7,272.6	7,272.6	7,661.9	7,661.9	7,571.1	7,865.9	8,154.9	8,154.9	(Note 5)	—
Total Assets (billions of yen)	37,168.2	38,246.7	40,518.1	40,518.1	41,437.4	41,437.4	41,455.7	43,784.0	46,722.2	46,722.2		—
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	12,897.5	13,370.0	14,210.0	14,210.0	14,469.1	14,469.1	14,714.0	15,469.5	16,316.0	16,316.0		—
Return on Equity (%)	18.0	13.4	15.2	15.4	8.3	13.7	16.1	14.3	15.1	15.0	(Note 2)	—
Return on Asset (%)	6.2	4.7	5.3	5.4	2.9	4.7	5.7	5.1	5.3	5.2	(Note 2)	—
Number of Consolidated Subsidiaries (including Variable Interest Entities)	—	—	—	—	—	542	—	—	—	—		—
No. of Affil. Accounted for Under the Equity Method	—	—	—	—	—	54	—	—	—	—		—

Analysis of Consolidated Net Income for FY2015(Note 2) (billions of yen, approximately)	3Q (2014/10-12)	9 months (2014/4-12)
Effects of Marketing Activities	-10.0	-30.0
Effects of Changes in Exchange Rates	145.0	215.0
Cost Reduction Efforts	80.0	200.0
From Engineering	65.0	165.0
From Manufacturing and Logistics	15.0	35.0
Increases in Expenses, etc.	-110.0	-240.0
Other	57.3	113.8
(Changes in Operating Income)	162.3	258.8
Non-operating Income	5.1	74.3
Equity in Earnings of Affiliated Companies	-4.1	2.9
Income Taxes, Net Income Attributable to Noncontrolling Interests	-88.7	-135.3
(Changes in Net Income)(Note 2)	74.5	200.7

(*1)	Toyota recorded a $1.2 billion charge against earnings in the fiscal year ended March 31, 2014, for costs relating to the agreement with the U.S. Attorney’s Office for the Southern District of New York.

Supplemental 3